Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Masterminded, Inc.
1602 Lockness Pl
Torrance, CA 90501-5119
https://focusv.com/

Up to $1,234,999.50 in Class B Common Stock at $1.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: Masterminded, Inc.
> Address: 1602 Lockness Pl, Torrance, CA 90501-5119
> State of Incorporation: CA
> Date Incorporated: February 24, 2015

Terms:

> Equity

Offering Minimum: $15,000.00 | 10,000 shares of Class B Common Stock
Offering Maximum: $1,234,999.50 | 823,333 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $420.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

To our existing shareholders and any customers who have spent over $1K on our products, you are part of an exclusive Focus VIP group, making you eligible for additional bonus shares.

Time-Based

First Puff

Invest within the first 72 hours and receive FOCUS TEAL SABER + 20% Bonus Shares.

Homie Hookup

Invest within the first week and receive FOCUS TEAL SABER + 15% Bonus Shares.

I threw a little extra in for you

Invest within the first two weeks and receive FOCUS TEAL SABER + 10% Bonus Shares

Volume-Based Perks

Dimebag

Invest $999+ and receive OWNERS EDITION CARTA 2 & SABER.

Headstash

 Invest $1,499+ and receive OWNERS EDITION CARTA 2 & SABER + 5% Bonus Shares.

Zip

Invest $2,499+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + 10% Bonus Shares.

Brick

Invest $4,999+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + Quarterly Video Seshes with Focus V Leadership Team + 20% Bonus Shares.

Pack

Invest $24,999+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + Quarterly Video Seshes with Focus V Leadership Team + 6 Star "Tasting" Dinner in Los Angeles + 25% Bonus Shares.

Kingpin

Invest $99,999+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + Quarterly Video Seshes with Focus V Leadership Team + 6 Star "Tasting" Dinner in Los Angeles + AMA Lunch w/ CEO + 30% Bonus Shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Masterminded Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.50/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for 150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

At Focus V, we're on a mission to revolutionize the way cannabis is consumed by developing what we believe to be the world's smartest cannabis devices. Our design team includes experts in mechanical, electrical, and software engineering – together we are focused on designing smart vaporizer hardware to revolutionize the way cannabis hash and flower is consumed. We are a tech company at heart, working at the intersection of hardware, software and cannabis to bring our customers amazing products.

In addition to building an ecosystem of smart products, we are leveraging our software stack to improve the consumption experience with data-driven products. Our Apple and Android apps give our users the ability to customize their device and while also unlocking a treasure trove of data, allowing us to further improve the user experience, get ahead of market trends, and gain a competitive advantage.

Our devices have spawned a community around our brand that wants to share the benefits our products provide with others. Our extremely passionate fan base is highly engaged with our developing product line which includes CARTA, SABER & now AERIS.

INTELLICORE

The heart of our devices is our Intelli-Core atomizer. This compact, durable, full bowl heating element is what powers both CARTA 2 and AERIS. Think of it like the razor blade of our product line, long-lasting with proper care but will eventually need to be replaced in time.

CARTA

Our flagship product for the past four years, CARTA 2 is our next gen portable smart rig that has received many accolades for its performance. The device features a full OLED screen, allowing for a full color display of a host of useful information including various temperature settings, battery life and a dab counter.

AERIS

AERIS is a handheld device that puts the power of IntelliCore into a product that fits in your pocket. The first truly portable device that gives the power of a real dab, while remaining sturdy, sleek, and fitting comfortably in the palm of your hand.

SABER

SABER is an electronic dab tool, priced for incredible value and boasts features such as an LED spotlight, 3 power settings, ergonomic grip, removable ceramic tips, and much more. You will often find this handy tool in use outside the e-rig space; for use with quartz or in joint rolling.

Corporate History

The Company was originally incorporated on October 3, 2011, as Concrete Rose Consulting LLC, a California Limited

Liability Corporation. On April 2, 2015, the Company converted to Masterminded, Inc. Masterminded, Inc. was acquired in 2018 by SHO Products, LLC, the largest principal security holder of the company.

Litigation Disclosure

The Company may not own or control patent applications or patents covering the making, using, offering for sale, selling, or importation of any or all of its products, including products identified in the Company's product catalog. The Company is involved in the following lawsuit: Puff Corp. v. SHO Products, LLC et al., identified in the U.S. District Court for the District of California ("C.D. Cal.") as Case No. 2:22-cv-02008-GW-KS ("the '334 Patent case"). Puff Co. alleges patent infringement against Company. Company alleges counterclaims for non-infringement and invalidity of the '334 patent. In addition, the Company's principal security holder, Sho Products LLC, is also involved in a patent infringement suit with PuffCo, however, Masterminded Inc. is not directly a party to this lawsuit. As of August 2024, both matters are ongoing.

Competitors and Industry

COMPETITION

We compete with the following brands: Puffco, GPen, Dr. Dabber, iSpire.

Our device as compared to the competition has more technology and at a more competitive price. Our devices are not only very durable but visually appealing. We have been the "first" in many aspects of innovation including being the first to make our devices Bluetooth and app-enabled. We were also the first to include a full OLED screen on our device which allows for a full-color display of various settings and statuses on the device.

MARKET

In 2023, the cannabis vaporizer market was expected to close at $6.2 billion. From 2022 to 2031, the market is expected to grow at a CAGR of 16.8%, projected to reach $20.5 billion by 2031 (Source).

*Source: https://www.globenewswire.com/news-release/2023/08/10/2722714/0/en/Cannabis-Vaporizers-Market-Set-to-Reach-20-5-Billion-by-2031-Safer-Alternative-Adoption-and-Tech-Innovations-Fuel-Demand-TMR-Report.html

Current Stage and Roadmap

CURRENT STAGE

In addition to building an ecosystem of smart products, we are leveraging our software stack to improve the consumption experience with data-driven products. Our Apple and Android apps give our users the ability to customize their devices while also unlocking a treasure trove of data, allowing us to further improve the user experience, get ahead of market trends, and gain a competitive advantage.

FUTURE ROADMAP

In 2024, several products will receive refreshes including a significant revamp to the CARTA Classic.

The Team

Officers and Directors

Name: Samuel Jurist

Samuel Jurist's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, and Principal Accounting Officer
  Dates of Service: June, 2015 - Present
  Responsibilities: Samuel oversees all operations of the company. Samuel currently receives a salary for this role, and dedicates the majority of his time to the business. Mr. Jurists' other companies have teams that help run their day-to-day.

Other business experience in the past three years:

- Employer: Labs
  Title: CEO
  Dates of Service: January, 2019 - Present
  Responsibilities: Samuel manages the day-to-day operations of a plant-touching entity called Labs.

Other business experience in the past three years:

- Employer: Hashery, LLC
  Title: CEO
  Dates of Service: January, 2023 - Present
  Responsibilities: Samuel manages Hashery, which is a dispensary in NJ.

Other business experience in the past three years:

- Employer: Masterminded Inc
  Title: CEO
  Dates of Service: June, 2015 - Present
  Responsibilities: Set direction and managing the business

Other business experience in the past three years:

- Employer: SHO Products, LLC
  Title: Board Member
  Dates of Service: June, 2015 - Present
  Responsibilities: Serving the Board of Directors

Name: John Quion

John Quion's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Product Development
  Dates of Service: January, 2020 - Present
  Responsibilities: Overseeing our product development efforts

Name: Robert Macente

Robert Macente's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Operations
  Dates of Service: January, 2021 - Present
  Responsibilities: Overseeing the day to day operations of fulfillment, ordering and customer service

Other business experience in the past three years:

- Employer: SHO Products, LLC
  Title: Director of Operations
  Dates of Service: September, 2017 - December, 2020
  Responsibilities: Managing the day to day operations

Name: Eric Lancaster

Eric Lancaster's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Sales
  Dates of Service: December, 2020 - Present
  Responsibilities: Managing the sales department

Other business experience in the past three years:

- Employer: SHO Products, LLC
  Title: Director of B2B Sales
  Dates of Service: May, 2019 - December, 2020

Responsibilities: Managing the sales team and growing our distribution footprint

Name: Antoinette Ferrante

Antoinette Ferrante's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Controller
  Dates of Service: February, 2024 - Present
  Responsibilities: Managing the finance department and providing actionable financial data to management

Other business experience in the past three years:

- Employer: Flaghouse
  Title: Assistant Controller
  Dates of Service: September, 2006 - December, 2023
  Responsibilities: Managing the books and records of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Class B Common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns or has rights to certain trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company is currently in ongoing litigation with a competitor regarding its Intellectual Property.
The Company may not own or control patent applications or patents covering the making, using, offering for sale, selling, or importation of any or all of its products, including products identified in the Company's product catalog. The Company is involved in the following lawsuit: Puff Corp. v. SHO Products, LLC et al., identified in the U.S. District Court for the District of California ("C.D. Cal.") as Case No. 2:22-cv-02008-GW-KS ("the '334 Patent case"). Puff Co. alleges patent infringement against Company. Company alleges counterclaims for non-infringement and invalidity of the '334 patent. As of August 2024, this is an ongoing legal matter.

The Company operates in a Cannabis adjacent industry which is still in the early stages of state and federal regulations.
Company is in a cannabis-adjacent industry which presents a diverse set of risk factors. Company may be influenced by changing legislation and regulation around cannabis. While the cannabis-industry is evolving, cannabis is a federally illegally drug. Changes in existing laws, regulations, and policies can materially and adversely affect Company. These changes could include more stringent regulations or outright prohibition.

The Company operates in a product industry adjacent to Cannabis which is a state-regulated drug.
The Company develops products that are used for the consumption of cannabis. The United States federal government regulates drugs in large part through the Controlled Substances Act (21 U.S.C. § 801 et. seq.). State laws regulating cannabis and/or marijuana are in conflict with the Controlled Substances Act, which makes marijuana use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use marijuana production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia is illegal. Although our activities are compliant with the applicable state and local laws in those states where are licensed to do business, strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

Our products have not been evaluated by the Food and Drug Administration.
Products sold by Focus V are not smoking cessation products and have not been evaluated by the Food and Drug Administration, nor are they intended to treat, prevent or cure any disease or condition.

The Company's Directors & Officers also work for the parent company and majority shareholder of Masterminded dba Focus V.
The Company's Directors & Officers also work for the parent company and majority shareholder of Masterminded dba Focus V. This means that they all split their time between the two entities. All receive salaries and are associated with both businesses.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The Company's principal security holder, Sho Products LLC, is involved in a patent infringement matter.
The Company's principal security holder, Sho Products LLC, is also involved in a patent infringement suit with PuffCo, which is a company engaged in a separate patent litigation matter with Masterminded. Masterminded Inc. is not directly a party to the lawsuit between PuffCo and Sho Products. As of June 2024, this matter is also ongoing.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
SHO Products, LLC (Managed by Samuel Jurist, Ann Tenenbaum and David Reale,, 40% owned by Samuel Jurist)	16,133,333	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,333 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 17,500,000 with a total of 16,133,333 outstanding.

Voting Rights

Unlimited voting rights. The holders of Class A Common Stock shares will be entitled to one vote for each Class A Share held.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $10,296,804, representing a 9.8% growth over 2022 revenue of $9,370,352. As a result of more focus on our in-house products, our gross margin grew from 48% in 2022 to over 50% in 2023. We experienced an increase in year-over-year revenue, and our increased product margins resulted in an overall greater gross margin in 2023. We believe that our in-house product line is the most important segment of our business, so we spent the vast majority of our marketing research, and development efforts on that business line.

Cost of sales

Cost of sales in 2023 was $5,162,909, an increase of approximately $228,493, from costs of $4,844,416 in fiscal year 2022. The increase was due to an increase in sales, and as mentioned below an increased Gross Margin.

Gross margins

2023 gross profit increased by $579,627 over 2022 gross profit and gross margins as a percentage of revenues increased from 48% in 2022 to 50% in 2023. This improved performance was caused by an increase in higher-margin direct-to-consumer sales and a decrease in lower-margin 3rd party product sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses in 2023 increased $1,801,855 from 2022. This increase was due to new hires, increased compensation for existing personnel, legal fees, and additional investment in our infrastructure to support our planned growth plans.

Historical results and cash flows:

The Company is currently in the growth stage, generating revenue and investing in the expansion of our product line. We believe that historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are working to increase our revenue and gross margins, and our overhead will change as part of the growth process. Past cash was primarily generated through product sales. Our goal is to increase revenue by introducing additional products under the Focus V brand, this will increase our direct-to-retail business as well as our brick-and-mortar business lines while maintaining or growing our gross margin.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2024, the Company has capital resources available in the form of our available cash balances which can range from $50,000 to $400,000 depending on the day of the month and what payments have been made to our suppliers.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will continue to operate however our growth may be slowed down and we may need to find additional sources of capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will continue to operate indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital at this time, however that is subject to change.

Indebtedness

- Creditor: Reality, LLC
  Amount Owed: $550,000.00
  Interest Rate: 5.0%
  Maturity Date: October 01, 2039

- Creditor: Alice Jurist
  Amount Owed: $144,174.00
  Interest Rate: 5.0%
  Maturity Date: May 15, 2029

- Creditor: Alice Jurist
  Amount Owed: $39,995.00
  Interest Rate: 5.0%
  Maturity Date: May 15, 2029

- Creditor: Small Business Administration
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: April 22, 2050

- Creditor: Samuel Jurist
  Amount Owed: $23,500.00
  Interest Rate: 5.0%

- Creditor: Scott Rothbaum
  Amount Owed: $369,500.00
  Interest Rate: 0.0%

- Creditor: KAJA Solutions
  Amount Owed: $48,000.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Entity: SHO Products, LLC
  Names of 20% owners: Samuel Jurist
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In 2023 and 2022, the company engaged in business transactions with its parent company, SHO Products, LLC, and affiliated companies. The entire amount is reported under 'Due from Related Parties' within current assets and pertains to accounts receivable.
  Material Terms: As of December 31, 2023, and December 31, 2022, the outstanding balances were $13,033,424 and $8,576,366, respectively.

- Name of Person: Samuel Jurist
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: This was a loan provided to the company in the amount of $23,500 carrying a 5% interest rate.
  Material Terms: This was a loan provided to the company in the amount of $23,500 carrying a 5% interest rate.

Valuation

Pre-Money Valuation: $24,199,999.50

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  74.0%
  We will use 74% of the funds raised to purchase inventory for the Company's CARTA 2 and AERIS product lines.

- Working Capital
  9.5%
  We will use 9.5% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://focusv.com/ (www.master-minded.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/focusv

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Masterminded, Inc.

[See attached]

MASTERMINDED INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO **F**INANCIAL **S**TATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
MasterMinded, Inc.
Torrance, California

We have reviewed the accompanying financial statements of MasterMinded, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statement of changes in stockholders' equity, and statements of cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 3, 2024
Los Angeles, California

MASTERMINDED INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	87,554	$	76,363
Acccounts Receivable, net		113,334		57,571
Inventory		772,738		1,853,723
Due from Related Parties		13,033,424		8,576,366
Prepaids and Other Current Assets		14,379		74,274
Total Current Assets		**14,021,429**		**10,638,297**
Property and Equipment, net		192,896		67,069
Intangible Assets		-		19,556
Right-of-Use Asset		695,292		744,080
Security Deposit		-		3,000
Total Assets	$	**14,909,617**	$	**11,472,002**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,098,622	$	2,039,180
Credit Cards		44,871		-
Accrued expenses		309,017		513,495
Due to Related Parties		3,742,347		2,304,676
Current Portion of Lease Liability		59,540		48,788
Current Portion of Loans and Promissory Note		180,054		-
Deferred Revenue		109,371		-
Other Current Liabilities		851,200		912,000
Total Current Liabilities		**7,395,022**		**5,818,139**
Lease Liability, net of current portion		635,752		695,292
Loans and Promissory Notes, net of current portion		1,495,115		-
Total Liabilities		**9,525,889**		**6,513,431**
STOCKHOLDERS EQUITY				
Common Stock		351,000		351,000
Retained Earnings/(Accumulated Deficit)		5,032,728		4,607,571
Total Stockholders' Equity		**5,383,728**		**4,958,571**
Total Liabilities and Stockholders' Equity	$	**14,909,617**	$	**11,472,002**

See accompanying notes to financial statements.

MASTERMINDED INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
Net Revenue	$	10,296,804	$	9,370,352
Cost of Goods Sold		5,162,909		4,844,416
Gross profit		5,133,895		4,525,936
Operating expenses				
General and Administrative		4,685,779		2,833,560
Sales and Marketing		268,029		318,393
Total operating expenses		4,953,808		3,151,953
Operating Income/(Loss)		180,087		1,373,983
Interest Expense		106,362		75,837
Other Loss/(Income)		(1,201,769)		1,452,616
One-Off Expense- Inventory write off		850,337		-
Income/(Loss) before provision for income taxes		425,157		(154,470)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**425,157**	**$**	**(154,470)**
SUPPLEMENTAL DISCLOSURE				
Net Income/(Net Loss) less One-Off Expense		1,275,494		(154,470)

See accompanying notes to financial statements.

MASTERMINDED INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

- 4 -

| (in , $US) | Common Stock | | Retained Earnings/ | Total Shareholder |
	Shares	Amount	(Accumulated Deficit)	Equity
Balance—December 31, 2021	100	$ 351,000	$ 4,762,041	$ 5,113,041
Net income/(loss)	-	-	(154,470)	(154,470)
Balance—December 31, 2022	100	$ 351,000	$ 4,607,571	$ 4,958,571
Net income/(loss)	-	-	425,157	425,157
Balance—December 31, 2023	100	$ 351,000	$ 5,032,728	$ 5,383,728

See accompanying notes to financial statements.

MASTERMINDED INC.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 425,157	$ (154,470)
Adjustments to reconcile net income to net cash provided/(used)		
by operating activities:		
Depreciation Expense	4,568	6,387
Amortization Expense	-	444
Changes in operating assets and liabilities:		
Acccounts receivable, net	(55,763)	29,813
Inventory	1,080,985	(84,964)
Prepaids and Other Current Assets	59,895	(49,784)
Due from Related Parties	(4,457,058)	(3,325,172)
Due to Related Parties	1,437,671	1,936,340
Accounts Payable	59,442	461,807
Credit Cards	44,871	-
Accrued expenses	(204,478)	425,352
Deferred Revenue	109,371	-
Other Current Liabilities	(60,800)	912,000
Security Deposit	3,000	(3,000)
Net cash provided/(used) by operating activities	**(1,553,139)**	**154,752**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(130,395)	(73,456)
Purchases of Intangible Assets	-	(18,900)
Disposal of Intangible assets	19,556	-
Net cash provided/(used) in investing activities	**(110,839)**	**(92,356)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Promissory Note and Loans	1,676,000	-
Repayment of Promissory Note and Loans	(831)	-
Net cash provided/(used) by financing activities	**1,675,169**	**-**
Change in Cash & Cash Equivalents	11,191	62,396
Cash — Beginning of the Year	76,363	13,967
Cash — End of the Year	**$ 87,554**	**$ 76,363**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 62,889	$ 75,837

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MasterMinded, Inc. was initially formed on October 3, 2011, in the state of California as a Limited Liability Company under the name Concrete Rose Consulting LLC. On April 2, 2015, the company was converted from an LLC into a Corporation and changed its name to MasterMinded, Inc. The financial statements of MasterMinded, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company's headquarters are located in Torrance, California.

Masterminded Inc. stands at the forefront of innovation in the realm of vaporizers, transforming the landscape of smoking technology. At the heart of our enterprise lies a commitment to pioneering design and development, delivering unparalleled quality products under our esteemed brand, Focus V. Masterminded Inc. meticulously crafts each vaporizer to merge cutting-edge technology with sleek aesthetics.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss was not material to these financial statements.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvements	12 years

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

MASTERMINDED INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2021

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

MasterMinded, Inc. is an S corporation for income tax purposes. Under these provisions of the Internal Revenue Code, the Company is a pass through-entity and does not pay federal corporate income taxes on its taxable income, instead, the Company's income is passed to members, and they are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2023 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Effective January 1, 2024, the company will be taxed as a C Corporation.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of vaporizers, under the brand Focus V.

Cost of sales

Costs of sale include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $268,029 and $318,389, which is included in sales and marketing expense.

One-off expenses

In 2023, the company recognized an inventory write-off expense of $850,336.50, which pertains to unsold inventory accumulated over more than ten years of operations. The entire amount has been reported under One-Off Expense-Inventory write off in Profit and Loss statement.

If the previously mentioned one-off expenses—inventory write-off—are excluded, the net loss would have reduced to $1,275,494.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 3, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,		2023		2022
Finished goods		772,738		1,853,723
Total Inventory	$	772,738	$	1,853,723

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Prepaid expenses	14,217	74,112
Due from Merchant Processors	162	162
Total Prepaids and Other Current Assets	$ 14,379	$ 74,274

Due from related parties account pertains to accounts receivable that arises from business transactions conducted by the Company with its parent company, SHO Products, LLC, and affiliated companies. It consist of the following items:

As of December 31,	2023	2022
SHO Products, LLC (parent company)	$ 9,830,025	$ 6,347,512
DN LA 1, LLC (affiliate)	398,064	391,324
DN CO 1, LLC (affiliate)	221,021	211,287
SHO Mexico (affiliate)	223,554	223,554
Labs, LLC (affiliate)	364,628	342,278
Calmeds Farmers Union(affiliate)	976,529	364,741
Seed 2 Soul, LLC (affiliate)	981,140	658,065
Wellness For Sale Inc (affiliate)	858	-
THO Ventures Inc (affiliate)	37,605	37,605
Total Due from Related Parties	$ 13,033,424	$ 8,576,366

Due to related parties accounts pertains to accounts payable that arise from business transactions conducted by the Company with its parent company, SHO Products, LLC, and affiliated companies. It consists of the following items:

As of December 31,	2023	2022
Due to SHO Products LLC (parent company)	$ 2,609,160	$ 1,161,705
Due to Seed 2 Soul (affiliate)	308,944	413,976
Due to DN LA 1, LLC (affiliate)	29,682	301,796
Due to DN CO 1 (affiliate)	477	29,682
Due to 1602 Locknes Zone LLC (affiliate)	398,590	2,933
Due to Calmeds Farmers Union (affiliate)	7,750	6,840
Due to Labs, LLC (affiliate)	387,744	387,744
Total Due to Related Parties	$ 3,742,347	$ 2,304,676

Other current liabilities consist of the following items:

As of December 31,		2023		2022
Tax and other liabilities	$	22,691	$	-
Security Deposit Payable		5,000		-
Accrued Interest		43,473		-
Other current liabilities		36		-
Settlement Liability		780,000		912,000
Total Other Current Liabilities	$	**851,200**	$	**912,000**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of December 31,		2023		2022
Leasehold Improvements	$	203,851	$	73,456
Property and Equipment, at Cost		**203,851**		**73,456**
Accumulated depreciation		(10,955)		(6,387)
Property and Equipment, Net	$	**192,896**	$	**67,069**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $4,568 and $6,387, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of December 31,		2023		2022
Patent	$	-	$	20,000
Developed Software		-		-
Intangible assets, at cost		**-**		**20,000**
Accumulated amortization		-		(444)
Intangible assets, Net	$	**-**	$	**19,556**

Amortization expense for intangible assets for the fiscal year ended December 31, 2023, and 2022 were $0 and $444, respectively.

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100 shares of common stock at no par value. As of December 31, 2023, and December 31, 2022, 100 shares have been issued and are outstanding.

8. LEASES

The company entered into an operating lease agreement for business premises located at Torrance, California. The original lease period expires in 2032. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

For the Year Ended December 31,		
2024	$	120,000
2025		120,000
2026		120,000
2027		120,000
Thereafter		550,000
Less: Present Value Discount		(334,708)
Total	$	**695,292**

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Reality, LLC - Loan agreement	$ 550,000	5.00%	11/1/2024	10/1/2039	$ 24,131	$ 525,869	$ 550,000	$ -	$ -	$ -
Loan agreement - AJ	145,000	5.00%	6/15/2023	5/15/2029	22,719	121,455	144,174	-	-	-
Loan agreement - AJ	40,000	5.00%	6/15/2023	5/15/2029	8,460	31,535	39,995	-	-	-
SBA Loan	500,000	3.75%	4/22/2020	4/22/2050	29,244	470,756	500,000	-	-	-
Loan - SJ	23,500	5.00%	Not agreement in place		23,500	-	23,500	-	-	-
Other Loans	48,000	0.00%	Not agreement in place		24,000	24,000	48,000	-	-	-
Other Loans	369,500	0.00%	Not agreement in place		48,000	321,500	369,500	-	-	-
Total					$ 180,054	$ 1,495,115	$ 1,675,169	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31,

2024	$	180,054
2025		149,512
2026		149,512
2027		149,512
2028		149,512
Thereafter		897,069
Total	$	**1,675,169**

10. RELATED PARTY

In 2023 and 2022, the company engaged in business transactions with its parent company, SHO Products, LLC, and affiliated companies. The entire amount is reported under 'Due from Related Parties' within current assets and pertains to accounts receivable. As of December 31, 2023, and December 31, 2022, the outstanding balances were $13,033,424 and $8,576,366, respectively.

In 2023 and 2022, the company engaged in business transactions with its parent company, SHO Products, LLC, and affiliated companies. The entire amount is reported under 'Due to Related Parties' within current liabilities and pertains to accounts payable. As of December 31, 2023, and December 31, 2022, the outstanding balances stand at $3,742,347 and $2,304,676, respectively.

In 2023, the company received a loan from the CEO, Samuel Jurist, in the amount of 23,500. There is no agreement in place. The loan bears an interest rate of 5% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balances stand at $23,500 and $0, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

On March 25, 2022, Puff Corp. filed a lawsuit against the company, alleging patent infringement by the company. The lawsuit is presently ongoing. It is anticipated that the litigation will not significantly impact the Company's operational outcomes.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 3, 2024, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an operating cash outflow of $1,553,139 and liquid assets in cash of $87,554, which are less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF FOCUS V

Smart Cannabis Devices

Focus V designs and develops industry-leading smart vaporizers for the cannabis market.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FOCUS V
DAB SMARTER.
FOCUS V
*The above image includes renderings of products currently on the market.

$112,012 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

Get Equity
$1.50 Per Share

RAISED	INVESTORS
$112,012	83
MIN INVEST	VALUATION
$420	$24.2M

REASONS TO INVEST

A GROWING MARKET: Dive into the projected $20.5B global cannabis vaporizer market with Focus V, crafting smart dabbing devices that seek to elevate cannabis experiences & the future of cannabis technology.

PROVEN TRACTION: With $50M+ in lifetime revenue, 200K+ happy customers, 3K+ retail partners, & 70K+ app users,

Focus V proves to be a major player in the medical & recreational cannabis concentrate market.

 QUALITY & INNOVATION: Focus V products serve to provide uncompromising durability, reliable warranties, great customer service, advanced customization, remote control features, & user-driven software/hardware.

TEAM



Samuel Jurist • CEO, Director, and Principal Accounting Officer

Cannabis veteran with 8+ years in the industry. Experienced entrepreneur with a history of success in the tech and consumer goods space. Skilled in Sales, Mergers & Acquisitions, Product Development and Marketing.





John Quion • Head of Product Development

J.R. has been involved with graphics and design for almost 2 decades, while digging his hands deep into everything from conceptualization, product and packaging design, branding/identity, UX/UI, visual language, motion graphics, and much more, J.R. ...

Read More





Barry Rothbard • Content Director

Barry leads the Focus V content strategy, managing our core social media pages, influencer program & content production. A writer at heart, Barry devised the tagline "Dab Smarter" & drives the brand's voice & messaging.



Show More

THE PITCH

The Future of Cannabis Consumption


FOCUS V
MAX
FOCUS V
FOCUS V
SABER

**The above image includes renderings of products currently on the market.*

At Focus V, we're on a mission to revolutionize the way cannabis is consumed by developing what we believe to be the world's smartest cannabis devices. We are focused on designing smart vaporizer hardware to revolutionize the way cannabis hash and flower are consumed. We are a tech company at heart, working at the intersection of hardware, software, and cannabis to bring our customers amazing products.

CARTA



The above image includes renderings of products currently on the market.

Our flagship product for the past four years, CARTA, is our next-gen portable smart rig that has received significant accolades for its performance. Our most recent release, dubbed the CARTA 2, features an OLED screen, allowing for a full-color display of a host of useful information, including various temperature settings, battery life, user-customizable screensavers, and a dab counter.

AERIS



The above image includes renderings of products currently on the market.

AERIS is a handheld device that puts the power of Intelli-Core™ into a product that fits in your pocket. The first truly portable device that gives the power of a real dab, while remaining sturdy, sleek, and fitting comfortably in the palm of your hand.

INTELLI-CORE™


iNTELLi-CORE™
MAX
FOCUS V
CATEGORY
OIL ATOMIZERS
PRICE
$99
RELEASE DATE
JUL 2024
iC
iNTELLi-CORE™
CATEGORY
OIL ATOMIZERS
PRICE
$70
RELEASE DATE
APR 2022

The above image includes renderings of products currently on the market.

The heart of our devices is our Intelli-Core™ atomizer. This compact, durable, full bowl heating element is what powers both CARTA 2 and AERIS. Think of it like the razor blade of our product line, which is long-lasting with proper care but will eventually need to be replaced in time. Available in two sizes, Intelli-Core™ and our recently released Intelli-Core™MAX atomizer, which gives users an even higher level of performance.

SABER



CATEGORY

SMART
DAB TOOL

PRICE

$40

RELEASE DATE

OCT 2022

The above image includes renderings of products currently on the market.

SABER is an electronic dab tool, priced for incredible value and boasts features such as an LED spotlight, 3 power settings, ergonomic grip, removable ceramic tips, and much more. You will often find this handy tool in use outside the e-rig space; for use with quartz or in joint rolling.

CARTA SPORT (Coming Soon)

Always pushing the boundaries, Focus V is excited to announce, for the first time, the Carta 2 Sport. This refresh of our CARTA OG device perfectly blends innovation and affordability, making it the ultimate dabbing companion. With Intellicore® atomizer compatibility, seamless app control, and a sleek, ergonomic design, the Carta 2 Sport redefines value at its price point. As we sunset the beloved Carta OG, the Carta 2 Sport steps in as the perfect replacement, offering unparalleled features and advanced functionality. Engineered to deliver exceptional performance and unmatched quality, we believe the Carta 2 Sport is the go-to choice for discerning users who demand the best without breaking the bank.

In addition to building an ecosystem of smart products, we are leveraging our software stack to improve the consumption experience with data-driven products. Our Apple and Android apps give our users the ability to customize their devices while also unlocking a treasure trove of data, allowing us to further improve the user experience, get ahead of market trends, and gain a competitive advantage.


Download on the App Store
GET IT ON Google Play
DAB RANKINGS
Go for gold and compete globally with dabbers everywhere.
SCREENSAVERS
Get personal and set screensavers with your favorite images.
SHOP
Order our flagship devices directly from the app.
Our app has over 70K+ downloads and growing.
AERIS

Our devices have spawned a community around our brand that wants to share the benefits our products provide with others. Our extremely passionate fan base is highly engaged with our developing product line which includes CARTA, SABER & now AERIS.

Pioneering Cannabis Consumption Devices



*The video above includes renderings of products currently on the market.

As a major player in the cannabis-technology space, we believe Focus V stands out for a number of reasons.

Built with cutting-edge software, and the best available materials for our hardware, backed by a good warranty and our exceptional customer service – our devices deliver serious value to the consumer. Ensuring their satisfaction is one of the reasons we have over a 50% returning customer rate on our retail sales channel!



Through retail sales, our margins average around 75%, with an average margin of 45% on wholesale and distribution.

We have built a strong direct-to-consumer business and an even bigger brick-and-mortar sales channel, with consumers online and through active distribution to over 3,000 smoke shops and dispensaries around the country, and over 150,000 direct-to-retail consumers served since inception.

THE MARKET & OUR TRACTION

The Cannabis Market is Growing Every Day

In 2023, the cannabis vaporizer market was expected to close at $6.2 billion. From 2022 to 2031, the market is expected to grow at a CAGR of 16.8%, projected to reach $20.5 billion by 2031.[1]



As more states and countries legalize cannabis for medical and recreational purposes, the cannabis vaporizer market will continue to grow. Cannabis consumption is booming, increasing the demand for and adoption of safer, more advanced vaporizers with state-of-the-art technology. As cannabis education spreads and consumption becomes more widespread, our products will enable a growing body of cannabis consumers to discover advanced methods of consumption.



CANNABIS LEGALITY IN THE USA

LEGALIZED MEDICAL + DECRIMINALIZED MEDICAL

DECRIMINALIZED CBD WITH THC ONLY ILLEGAL

We've already achieved impressive milestones, selling over 175,000 units, building a loyal community, and generating $50 million in revenue since inception. We are constantly expanding the Focus V product line with exciting new devices, such as the recent AERIS, as well as another new product anticipated to launch at the end of 2024.

With this growth, the company is, from time to time, involved in litigation related to our patents. Please refer to our Offering Memorandum, linked below, for more details regarding active litigation.

Join Focus V & Invest in the Future of Cannabis Technology



The above animation includes renderings of products currently on the market.

Focus V is *focused* on innovation. With industry-leading devices, advanced software, and a developing cannabis market, we believe we are well-positioned for growth in the future.

Join us as we look to revolutionize the devices and tools we use to consume cannabis. Invest in the future of cannabis hardware; invest in Focus V!



The above animation includes renderings of products currently on the market.

ABOUT

HEADQUARTERS
**1602 Lockness Pl
Torrance, CA 90501-5119**

WEBSITE
View Site ↗

Focus V designs and develops industry-leading smart vaporizers for the cannabis market.

TERMS
Focus V

Overview

PRICE PER SHARE	VALUATION
$1.50	$24.2M

DEADLINE ⓘ	FUNDING GOAL ⓘ
Nov. 19, 2024 at 7:59 AM UTC	$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$420	Equity

MAX INVESTMENT ⓘ	ASSET TYPE
$999,999	Common Stock

MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
10,000	Class B Common Stock

MAX NUMBER OF SHARES OFFERED

823,333

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

To our existing shareholders and any customers who have spent over $1K on our products, you are part of an exclusive Focus VIP group, making you eligible for additional bonus shares.

Time-Based

First Puff

Invest within the first 72 hours and receive FOCUS TEAL SABER + 20% Bonus Shares.

Homie Hookup

Invest within the first week and receive FOCUS TEAL SABER + 15% Bonus Shares.

I threw a little extra in for you

Invest within the first two weeks and receive FOCUS TEAL SABER + 10% Bonus Shares

Volume-Based Perks

Dimebag

Invest $999+ and receive OWNERS EDITION CARTA 2 & SABER.

Headstash

 Invest $1,499+ and receive OWNERS EDITION CARTA 2 & SABER + 5% Bonus Shares.

Zip

Invest $2,499+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + 10% Bonus Shares.

Brick

Invest $4,999+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + Quarterly Video Seshes with Focus V Leadership Team + 20% Bonus Shares.

Pack

Invest $24,999+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + Quarterly Video Seshes with Focus V Leadership Team + 6 Star "Tasting" Dinner in Los Angeles + 25% Bonus Shares.

Kingpin

Invest $99,999+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + Quarterly Video Seshes with Focus V Leadership Team + 6 Star "Tasting" Dinner in Los Angeles + AMA Lunch w/ CEO + 30% Bonus Shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Masterminded Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.50/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for 150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

NEW UPDATES

08.27.24

Focus V: Update #1

Carta Gang,

It is time for an update! We are able to provide private updates for investors and those who are following our campaign on Start Engine. I want to stay in touch and give you all as much insight into our plans and execution.

First off, thank you to all those who have invested to date. At the time of writing this update we have over 70 investors. I am looking forward to getting to know each one of you. We also have over 700 people following the campaign. Based on our progress so far, I do believe we will raise the full amount we set as our goal.

The main use of proceeds for the capital invested is to increase our inventory on hand. Due to the high demand for our products, from time to time we will have stock outs. We will avoid lost sales caused by stock outs and we can expand our presence in smoke shops and dispensaries around the country by having more stock on hand. We are currently in talks with some of the largest MSOs to get Focus V on the shelves. By placing larger purchase orders we can also stop shipping goods by air and switch to shipping containers by boat. This will significantly reduce our inbound shipping costs which will improve our bottom line.

In other news, we have completed production on AERIS Clear and will be receiving the first drop of these units in the coming weeks. See attached some videos - I'll keep posting these shareholder updates for you as much as possible - our team is very excited to see such support and interest in what we are building - lets go CARTA GANG 👊









0:00 / 0:03

Invest Smarter, Dab Smarter,

Sam Jurist aka THE SAM SHO

CEO @ FOCUS V

PRESS

Leaf Magazine
The CARTA 2 by Focus V

[View Article]

Sensi Magazine
Focus V Resides at the Cutting Edge of Technology With a Smart Rig

[View Article]

Leafly
Hottest Weed Smoking, Dabbing, And Baking Gifts of Christmas 2023

View Article

Weedmaps

Everything You Need To Know About The Focus V Carta 2

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Focus V.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$420

I Threw a Little Extra in For You

Invest within the first two weeks and receive FOCUS TEAL SABER + 10% Bonus Shares.

04	21	48	01
Days	Hours	Minutes	Seconds

Select

$999

Dimebag

Invest $999+ and receive OWNERS EDITION CARTA 2 & SABER

Select

$1,499

Headstash

Invest $1,499+ and receive OWNERS EDITION CARTA 2 & SABER + 5% Bonus Shares

Select

$2,499

Zip

Invest $2,499+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + 10% Bonus Shares

Select

$4,999

Brick

Invest $4,999+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + Quarterly Video Seshes with Focus V Leadership Team + 20% Bonus Shares

Select

$24,999

Pack

Invest $24,999+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + Quarterly Video Seshes with Focus V Leadership Team + 6 Star "Tasting" Dinner in Los Angeles + 25% Bonus Shares

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Invest $99,999+ and receive OWNERS EDITION CARTA 2 & SABER + OWNERS EDITION AERIS + Quarterly Video Seshes with Focus V Leadership Team + 6 Star "Tasting" Dinner in Los Angeles + AMA Lunch w/ CEO + 30% Bonus Shares

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Max Orlando
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So excited let's go!

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Sam Jurist, also known as The Sam SHO. At Focus V, our goal is to shape the future of cannabis consumption with the help of our customers and our community. It is the companies that are true to the plant, who actually care about the future of this industry, and care about their customers that are still standing today - these are the companies that have a very exciting future ahead… Focus V is one of THOSE companies. The demand for hash is rising and the market for cannabis vaporizers is growing. The devices we develop at Focus V deliver best-in-class performance for cannabis consumption, offering a high level of customization for our users — at a good value that doesn't break the bank. The recent addition of AERIS and MAX to our product line has strengthened our already powerful platform and product development pipeline gives us a strong growth plan. A good business needs good numbers. To date, we have sold over 175,000 Cartas. We have over 60K app downloads. Around 25% of our revenue comes from our website, with the rest from smoke shops, dispensaries, and distribution partners. Focus V is loved by hash enthusiasts around the world. Our customer service is widely recognized and we have over a 50%+ return customer rate. Another one of the benefits of our business is that we do not need cannabis licenses to operate. As an ancillary business, we are not affected by 280E tax regulations and we can utilize major banks. The difference between a successful startup and an unsuccessful one usually comes down to perseverance. The ability to react, adapt, and find a path forward. As a company, we have been able to do that for the last 9 years. Nothing surprises us, there is nothing we can't overcome, and no challenge we are afraid to tackle. We know this industry and we love it. If you were to ask me, What's the most important factor to consider when investing in a cannabis company. I would say existing traction, and an ability to execute, the most important factor you should consider is the people inside the company. This opportunity checks those boxes. We have existing traction with over $50M in lifetime revenue. We have shown a very high level of execution, releasing 4 flagship products in the last 2 years, with more on the way. And our team is the one of the most knowledgeable groups when it comes to hash and hash consumption in the market. We are building one of the most exciting cannabis brands and product lines in the industry, and we invite you, our biggest fans, to join us on this journey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

3758673

Articles of Incorporation with Statement of Conversion

FILED
Secretary of State
State of California
FEB 24 2015

I

The name of the corporation is CONCRETE ROSE CONSULTING.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the **General Corporation Law** of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 100.

IV

(Statement of Conversion)

The name of the converting California limited liability company is CONCRETE ROSE CONSULTING LLC.
The limited liability company's California Secretary of State file number is 201128510041.
The principal terms of the plan of conversion were approved by a vote of the members, which equaled or exceeded the vote required under California Corporations Code section 17710.03. There is one class of members entitled to vote and the percentage vote required is a majority in interest of the members. The limited liability company is converting into a California stock corporation.

V

A. The initial street address and mailing address of the converted corporation are:

1835 Newport Blvd A109-255, Costa Mesa, CA 92627

Initial Street Address of Corporation	City	State	Zip Code

Initial Mailing Address of Corporation	City	State	Zip Code

B. The name and California street address of the converted corporation's initial agent for service of process are:

BRANDINE DANIELLE STRAND
Agent's Name

1835 NEWPORT BLVD, STE A109 #255, COSTA MESA		CA	92627
Agent's Street Address	City	State	Zip Code

I declare I am the person who executed this instrument, which execution is my act and deed.

Date: 2/16/15

Brandine Danielle Strand, Member of
CONCRETE ROSE CONSULTING LLC and
Incorporator

Article V(A): List the initial street address of the corporation (a P.O. Box address is not acceptable), and if different, include the initial mailing address of the corporation. Article V(B): If an individual is designated as the initial agent for service of process, include the agent's business or residential street address in California (a P.O. Box address is not acceptable). This sample is only to be used as a guide in preparing Articles of Incorporation containing a statement of conversion. This sample meets the minimum statutory requirements; for other scenarios, refer to the California Corporations Code commencing with sections 200, 1150 and 17710.01.

Page 1 of 1

ARTS-CONV FROM CA LLC TO CA STK (Rev. 01/2015)

California Secretary of State
www.sos.ca.gov/business/be
(916) 657-5448

3558673

A0768726

CERTIFICATE OF AMENDMENT
OF ARTICLES OF INCORPORATION
OF
CONCRETE ROSE CONSULTING

FILED
Secretary of State
State of California
APR - 2 2015

The undersigned certify that:

1. They are the president and the secretary, respectively, of CONCRETE ROSE CONSULTING, a California corporation.

2. Article I of the Articles of Incorporation of this corporation is amended to read as follows:

I. The name of this corporation is MasterMinded Inc.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 100. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: 3/30/15

Brandine Strand, President

Brandine Strand, Secretary

For Office Use Only

-FILED-

File No.: BA20240102704

Date Filed: 1/10/2024

B2374-4553 01/10/2024 5:00 PM Received by California Secretary of State

Certificate of Amendment of Articles of Incorporation

The undersigned certify that:

1. They are the **president** and the **secretary**, respectively, of Masterminded Inc., a California corporation, with California Entity Number 3758673.

2. The Articles of Incorporation of this corporation are amended to read as follows:

Article III of the Articles of Incorporation of this corporation is amended to read as follows:

The aggregate total number of shares that this Corporation is authorized to issue is 20,000,000 of which 17,500,000 shall be Class A Common Stock shares (the "Class A" shares), and 2,500,000 shall be Class B Common Stock shares (the "Class B" shares).

Upon the effective time (the "Effective Time") of the filing of this Certificate of Amendment, each one (1) share of the Corporation's Common Stock that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time, is and shall be subdivided and reclassified into one-hundred and sixty-one thousand and three-hundred and thirty-three (161,331) fully paid, nonassessable shares of Class A shares (the "Forward Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates") shall thereafter represent that number of shares of Class A shares into which the shares of Common Stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares of Class A shares shall not be affected by the Forward Stock Split.

A. **<u>Class A Common Stock Shares</u>**. The Corporation is authorized to issue a total number of 17,500,000 Class A shares. The Class A non-redeemable, voting, non-cumulative shares will have the following rights and privileges attached to them and be subject to the following conditions and limitations:

   1. The holders of Class A shares will be entitled to receive, as and when declared by the Board of Directors out of the monies of the Corporation properly applicable to the payment of dividends, non-cumulative cash dividends, at the rate to be set by the

Board of Directors, provided however the Class A shareholders are not entitled to participate in a payment of dividends out of monies which the Board of Directors have declared to be monies of the Corporation properly applicable to the payment of dividends to Class B shareholders only.

2. No dividend will at any time be declared and paid on or declared and set apart for the Class A shares so as to reduce the value of the issued Class B shares below their respective redemption amounts.

3. Subject to the rights and privileges attached to the Class B shares, in the event of liquidation, dissolution or winding up of the Corporation or other distribution of its net assets among the shareholders by way of repayment of capital, the holders of the Class A shares will be entitled to receive and share equally in the net assets of the Corporation.

4. The holders of Class A shares will have unlimited voting rights. The holders of Class A shares will be entitled to one vote for each Class A share held, and will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation.

B. **Class B Common Stock Shares**. The Corporation is authorized to issue a total number of 2,500,000 Class B shares and those shares will have no par value. The Board of Directors shall have authority to determine and state in the manner provided by law the rights, preferences, qualifications, limitations and restrictions (other than as provided herein) of any wholly unissued Class B shares or any wholly unissued series of Class B shares. The Class B shares may be issued in one or more series for such an amount of consideration as may be fixed from time to time by the Board of Directors, and the Board of Directors shall have authority to determine and state in the manner provided by law the designations and the relative rights, preferences, qualifications, limitations and restrictions (other than as provided herein) of any wholly unissued Class B shares or any wholly unissued series of Class B shares.

The Class B redeemable, non-voting, non-cumulative shares will have the following rights and privileges attached to them and be subject to the following conditions and limitations:

1. The holders of Class B shares will be entitled to receive, as and when declared by the Board of Directors out of the monies of the Corporation properly applicable to the payment of dividends, non-cumulative cash dividends, at the rate to be set by the Board of Directors, provided however the Class B shareholders are not entitled to participate in a payment of dividends out of monies which the Board of Directors have declared to be monies of the Corporation properly applicable to the payment of dividends to Class A shareholders only.

2. Subject to the provisions of the California General Corporation Law, the Corporation may redeem all, or from time to time any part, of the outstanding Class B shares on payment to the holders of those shares for each share redeemed an amount (the

"Redemption Amount"). The Redemption Amount will be fixed by the Board of Directors of the Corporation at the time of issuance of the Class B shares and expressed as a dollar value, provided always that the amount will not be less than the amount paid up on those Class B shares.

3. Except as otherwise provided by law, the holders of Class B shares will not have any voting rights for the election of the Board of Directors or for any other purpose. The Class B shareholders will not be entitled to receive notice of, or to attend any meetings of the shareholders of the Corporation and will not be entitled to any vote at any such meeting.

C. **Preemptive Rights**. The Corporation elects to remove from shareholders the right to preemptively subscribe to any or all future issues of shares in the Corporation.

Article IV of the Articles of Incorporation of this corporation is amended to read as follows:

A. **Limitation of Directors' Liability.** The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B. **Indemnification of Corporate Agents.** The Corporation is authorized to indemnify its agents (as defined in Section 317 of the California Corporations Code (the "Code")) for breach of duty to the Corporation and its shareholders, in excess of the indemnification expressly permitted by Section 317 of the Code, subject to the exceptions for limitation of liability set out in Section 204 of the Code, the prohibitions on indemnification set out in Section 317 of the Code, and other applicable prohibitions and exceptions set forth in the Code.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with section 902, California Commercial Code. The total number of outstanding shares of the corporation is 100. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: **1/1/2024**

_____
Samuel Jurist, **President**

_____
Samuel Jurist, **Secretary**

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]





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Peter Fox · Going The Distance



thesamsho @focus.v is for the people and soon will belong to the people

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.









227 likes

July 20

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Hi Barbara -

I forgot to include this disclaimer!

I hope this email finds you well and I will be in touch later this week with more details.

Sam

...

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

On Tue, Aug 13, 2024 at 3:58 PM Samuel Jurist <sam@shocompanies.com> wrote:

> Barbara - hope life is treating you well
>
> I am excited to share that later this week we are launching the Focus V crowdfunding campaign I told you about in my last shareholder letter.
>
> The campaign will bring in $1.2M if all the available shares are sold. **In order to set us up for success it is important that all shareholders participate**. The minimum investment amount is $420.
>
> Campaign Page (Click here to see details on the valuation, our financials, and ways to earn bonus shares): https://www.startengine.com/offering/focusv
> Landing Page: https://invest.focusv.com/
> Social Video: https://app.frame.io/presentations/c5e37e36-2191-4d93-bdea-703575841652
>
> **I will send another email when the page officially launches**, but in the meantime please take a look at the materials above. We are working extremely hard to make this a success. I am very proud of the work we have done in the past few years to build up Focus V's position in the market. We are the 2nd largest smart dab device brand in the world.
>
> In addition to receiving shares, investors who will for the most part be our fans, have the ability to acquire an Owners Edition of CARTA, SABER and AERIS depending on their investment amount (see attached). These limited and premium units will only be available to investors in the campaign.
>
> It has been a longer than desired journey to get this business where we want it, but when legal expenses are excluded, we are earning a profit of over $1.5M annually.
>
> Our business is very unique and highly defensible. The market for these devices is growing and we are positioned for a big exit in the coming years.
>
> The success of this crowdfunding is crucial to that end.
>
> Sam